UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2014

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from                      to

Commission file number 001-36325

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below

NOW Inc. 401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

NOW Inc.

7402 North Eldridge Parkway

Houston, Texas 77041

REQUIRED INFORMATION

The NOW Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:

(a)	Report of Independent Registered Public Accounting Firm;

(b)	Statement of Net Assets Available for Benefits – December 31, 2014;

(c)	Statement of Changes in Net Assets Available for Benefits – Period from May 30, 2014 (Inception) to year ended December 31, 2014; and

(d)	Notes to Financial Statements.

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-196529) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

NOW Inc. 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and Period From May 30, 2014 (Inception) to December 31, 2014

Report of Independent Registered Public Accounting Firm

The Benefits Plan Administrative Committee

NOW Inc. 401(k) and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the NOW Inc. 401(k) and Retirement Savings Plan as of December 31, 2014 and the related statement of changes in net assets available for benefits for the period from May 30, 2014 (inception) to December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NOW Inc. 401(k) and Retirement Savings Plan at December 31, 2014 and the changes in its net assets available for benefits for period from May 30, 2014 (inception) to December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of NOW Inc. 401(k) and Retirement Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Ernst & Young

Houston, Texas

June 26, 2015

NOW Inc. 401(k) and Retirement Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2014
Assets
Cash	$24,483
Receivables:
Investment income	210
Notes receivable from participants	6,730,057

Total receivables	6,730,267
Investments, at fair value	206,290,173

Total assets	213,044,923

Liabilities
Pending trades	91,877

Total liabilities	91,877

Net assets reflecting investments at fair value	212,953,046
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(362,837)

Net assets available for benefits	$212,590,209

See accompanying notes.

NOW Inc. 401(k) and Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Period From May 30, 2014 (Inception) to December 31, 2014

Additions:
Employer contributions	$6,267,891
Participant contributions	6,342,372
Participant rollovers	592,637
Investment income	6,281,843
Interest income on notes receivable from participants	156,511
Other Income	44,188

Total additions	19,685,442

Deductions:
Benefits paid to participants	8,059,890
Net depreciation in fair value of investments	4,269,603
Administrative expenses	150,289

Total deductions	12,479,782

Net increase before transfers	7,205,660

Other changes in net assets:
Transfers from qualified plan	205,384,549

Net increase	212,590,209

Net assets available for benefits at:
Beginning of period	—

End of period	$212,590,209

See accompanying notes.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2014

1. Description of Plan

The following description of the NOW Inc. 401(k) and Retirement Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from DNOW L.P., a wholly owned subsidiary of NOW Inc. (collectively referred to as “the Company”).

General

Effective May 30, 2014, the National Oilwell Varco, Inc. (NOV) Board of Directors approved the separation of its distribution business into an independent, publicly traded company named NOW Inc. As a result of the spin-off, participants invested in the National Oilwell Varco, Inc. 401 (k) and Retirement Savings Plan (“NOV Plan”) as of May 30, 2014 received one share of the Company stock for every four shares of NOV stock held in the NOV Plan. These new shares were transferred to a new NOW Inc. Stock Fund. Net assets of $205,384,549 were subsequently transferred from the NOV Plan on August 1, 2014. The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service, and is subject to the provisions of the Employment Retirement Income Security Act of 197 4, as amended (ERISA).

Contributions

Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. The Plan allows participants to designate their salary deferral contributions as Roth contributions. After-tax contributions may be made at 1% to 18% of eligible compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. The Plan provides for the automatic enrollment and payroll deduction of 4% of a new eligible employee’s compensation as soon as practical following 60 days after employment. These funds are directed to the employee’s target retirement date (upon which the employee reaches the age of 65).

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Company matches 100% of the first 4% of each participant’s contribution. The Company may also make a discretionary contribution (the Employer Retirement Contribution) to the Plan. The amount of the Employer Retirement Contribution is determined based upon participants’ eligible salary and years of service. Participants age 50 and older may contribute additional pretax catch-up contributions, subject to IRS limitations. For the period ended December 31, 2014, the Company contributed $3,034,494 of Employer Retirement Contributions. Participants must have completed one year of service in order to receive Company matching and Employer Retirement Contributions. Employees of National Oilwell Varco, Inc. (NOV) were granted prior service credit for their NOV employment.

Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.

Vesting

Participants are immediately 100% vested in their participant and employer contributions and the related earnings that have been credited to their accounts.

Benefit Payments

The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus one percent through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.

Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Wells Fargo Bank, N.A. serves as the Plan’s trustee and holds all investments of the Plan. Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Wells Fargo Stable Return Fund N invests in fully benefit-responsive investment contracts. The fund is recorded at fair value (see Note 5). However, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the record date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the period.

Risks and Uncertainties

The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

December 31,
2014

PIMCO Total Return Inst	$27,285,443
Wells Fargo Stable Return Fund N	26,120,036
American Funds Growth R6	21,991,168
Vanguard Mid Cap Index I	20,551,537
National Oilwell Varco, Inc. Company Stock	19,938,158
Invesco Growth and Income R5	19,674,306
Vanguard Institutional Index I	18,306,158
Oakmark International I	12,959,046
Vanguard FTSE All World ex-US Index I	11,268,741

During 2014, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated (depreciated) in fair value as follows:

Common collective trusts	$148,557
Common stocks	(5,805,978)
Mutual funds	1,387,818

Net depreciation	$(4,269,603)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Currently, there are no level 3 assets present within the plan.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Common collective trust funds: Valued at the NAV of shares held by the Plan at year-end. The NAV is based on the fair value of the underlying investments held by the fund.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Common stock:
NOW Inc.	$3,856,644	$—	$—	$3,856,644
National Oilwell Varco, Inc.	19,938,158	—	—	19,938,158
Common collective trust funds:
Stable return fund	—	26,120,036	—	26,120,036
Short-term investment funds	—	1,252,311	—	1,252,311
Mutual funds:
Large growth	21,991,168	—	—	21,991,168
Large blend	18,306,158	—	—	18,306,158
Large value	19,674,306	—	—	19,674,306
Mid-cap blend	20,551,537	—	—	20,551,537
Global real estate	4,294,378	—	—	4,294,378
Small growth	6,014,013	—	—	6,014,013
Small value	5,432,247	—	—	5,432,247
Inflation-protected bond	5,576,412	—	—	5,576,412
Intermediate-term bond	27,285,443	—	—	27,285,443
Foreign large blend	24,227,787	—	—	24,227,787
Self-directed brokerage accounts:
Common stocks	1,217,202	—	—	1,217,202
Mutual funds	190,800	—	—	190,800
Short-term investment funds	361,573	—	—	361,573

Total assets at fair value	$178,917,826	$27,372,347	$—	$206,290,173

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

5. Common Collective Trusts

The Wells Fargo Stable Return Fund N, is a common collective trust fund established, operated and maintained by Wells Fargo Bank, N.A. with the objective of providing a moderate level of stable income without principal volatility. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of the fund has been estimated based on the fair value of the underlying investments in the fund as reported by the issuer. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Wells Fargo Short Term Investment Fund S is a common collective trust fund which invests primarily in short term fixed income securities. There are currently no redemption restrictions on this investment.

6. Related-Party Transactions

Certain investments of the Plan are managed by Wells Fargo Bank, N.A., the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has applied for, but has not received, a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC). However, the plan administrator believes the Plan has been designed to comply with and is operating in accordance with the applicable requirements of the IRC and; therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Reconciliation of Financial Statements to Form 5500

Fully benefit-responsive investment contracts are valued at contract value on the statements of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2014
Net assets available for benefits per the financial statements	$212,590,209
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	362,837

Net assets available for benefits per the Form 5500	$212,953,046

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500:

Period From May 30, 2014 to December 31, 2014
Net increase before transfers per the financial statements	$7,205,660
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	362,837

Net income per the Form 5500	$7,568,497

Supplemental Schedule

NOW Inc. 401(k) and Retirement Savings Plan

Plan No. 001 EIN 74-0989800

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

*NOW Inc.	149,889 shares of common stock	$3,856,644
*National Oilwell Varco, Inc.	304,260 shares of common stock	19,938,158
Allianz Global Investors	Allianz NFJ Small Cap Value I	5,432,247
American Funds	American Funds Growth R6	21,991,168
Van Kampen Funds	Invesco Growth and Income R5	19,674,306
Oakmark Funds	Oakmark International I	12,959,046
PIMCO Funds	PIMCO Total Return Inst	27,285,443
Vanguard	Vanguard FTSE All World ex-US Index I	11,268,741
Vanguard	Vanguard Inflation-Protected Secs I	5,576,412
Vanguard	Vanguard Mid Cap Index I	20,551,537
Vanguard	Vanguard Small Cap Growth I	6,014,013
Vanguard	Vanguard Institutional Index I	18,306,158
E.I.I. Realty Securities, Inc.	E.I.I. Global Property Institutional	4,294,378
*Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N	26,120,036
*Wells Fargo Bank, N.A.	Short Term Investment Fund S	1,252,311
Various – Other	Self-directed brokerage accounts	1,769,575
*Participant loans	Various maturities and interest rates ranging from 3.25% to 10.5%	6,730,057

		$213,020,230

*	Party in interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOW Inc. 401(k) and Retirement Savings Plan

June 26, 2015	/s/ Daniel L. Molinaro
Date	Daniel L. Molinaro
Member of the NOW Inc. Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm